Mail Stop 3561

November 13, 2009

Mr. Gust Kepler
Chief Executive Officer
G2 Ventures, Inc.
1810 Three Galleria Tower
13155 Noel Road
Dallas, TX 75240

      Re: G2 Ventures, Inc.
            Form 10-K for the Fiscal Year Ended
            December 31, 2008
             File No. 333-108715

Dear Mr. Kepler:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Brian K Bhandari
                    Branch Chief
                    Office of Beverages, Apparel and
                    Health Care Services